Exhibit 11
ALLTEL CORPORATION
STATEMENT RE: COMPUTATION OF PER SHARE EARNINGS
(Millions, except per share amounts)

	For the years ended December 31,
	2004	2003	2002	2001	2000
Income from continuing operations	$1,026.7	$953.5	$850.1	$978.0	$1,882.7
Income from discontinued operations	19.5	361.0	74.2	69.5	82.7
Cumulative effect of accounting change	—	15.6	—	19.5	(36.6)
Less: preferred dividends	(0.1)	(0.1)	(0.1)	(0.1)	(0.1)

Net income applicable to common shares	1,046.1	1,330.0	924.2	1,066.9	1,928.7
Adjustment for convertible preferred stock dividends	0.1	0.1	0.1	0.1	0.1

Net income apllicable to common shares assuming conversion of preferred stock	$1,046.2	$1,330.1	$924.3	$1,067.0	$1,928.8

Weighted average common shares outstanding for the year	307.3	311.8	311.0	311.4	314.4
Increase in shares that would result from:
Exercise of stock options	0.8	0.7	1.0	1.8	2.4
Conversion of preferred stocks	0.3	0.3	0.3	0.3	0.4

Weighted average common shares outstanding, assuming conversion of above securities	308.4	312.8	312.3	313.5	317.2

Basic earnings per share:
Income from continuing operations	$3.34	$3.06	$2.73	$3.14	$5.99
Income from discontinued operations	0.06	1.16	0.24	0.22	0.26
Cumulative effect of accounting change	—	.05	—	.06	(.12)

Net income	$3.40	$4.27	$2.97	$3.42	$6.13

Diluted earnings per share:
Income from continuing operations	$3.33	$3.05	$2.72	$3.12	$5.94
Income from discontinued operations	0.06	1.15	0.24	0.22	0.26
Cumulative effect of accounting change	—	.05	—	.06	(.12)

Net income	$3.39	$4.25	$2.96	$3.40	$6.08